SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Equity Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St
(No. and Street)

Bolton (City) MA. (State) 01740 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hayes (978) 779-5361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & DerAnanian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Road Ste. 101 (Address) Westford (City) MA. (State) 01886 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Equity Services Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICTORIA MAGEE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 11, 2010

Signature

Financial & Operations Principal
Title

2/23/04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA EQUITY SERVICES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

DELTA EQUITY SERVICES CORPORATION

INDEX

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

We have audited the accompanying balance sheets of DELTA EQUITY SERVICES CORPORATION, as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and comprehensive income, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELTA EQUITY SERVICES CORPORATION as of December 31, 2003 and 2002, and the results of its operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 12, 2004

DELTA EQUITY SERVICES CORPORATION

BALANCE SHEETS

As of December 31, 2003 and 2002

	2003	2002
Assets:		
Current Assets:		
Cash and cash equivalents	$ 795,314	$ 430,847
Receivables from clearing brokers	32,000	334,912
Receivables from others	21,581	29,595
Refundable income taxes	7,661	0
Deferred charges	11,274	23,747
Total Current Assets	867,830	819,101
Fixed assets, net	6,100	7,253
Cash - deposit	100,550	100,299
Other investments	53,602	86,100
Total Assets	$ 1,028,082	$ 1,012,753
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 209,523	$ 208,277
Accounts payable - related party	40,411	61,203
Commissions payable - registered representatives	476,209	398,672
Commissions payable - related party	5,657	392
Accrued income taxes	456	25,750
Total Current Liabilities	732,256	694,294
Liabilities subordinated to claims of general creditors	146,000	134,000
Stockholder's Equity:		
Common stock, no par value; 1,250 shares authorized, 1,046 shares issued	10,236	10,236
Retained earnings	204,792	222,452
Accumulated Other Comprehensive Income (Loss):		
Unrealized loss on securities	(57,973)	(41,000)
Treasury stock, 250 shares, at cost	(7,229)	(7,229)
Total Stockholder's Equity	149,826	184,459
Total Liabilities and Stockholder's Equity	$ 1,028,082	$ 1,012,753

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$ 7,244,173	$ 7,159,225
Other	1,927	17,311
	7,246,100	7,176,536
Expenses:		
Commissions and clearing costs	5,463,944	4,749,424
Commissions - related parties	65,965	70,871
	5,529,909	4,820,295
Other operating expenses	486,664	670,523
Other operating expenses - related party	1,021,915	1,339,799
	1,508,579	2,010,322
Communications	111,521	119,694
Occupancy - related party	102,000	102,000
Occupancy and equipment rental	4,528	6,220
Depreciation	4,045	4,994
Interest	15,056	12,454
	237,150	245,362
Income (Loss) before income taxes	(29,538)	100,557
Provision for (benefit from) income taxes	(11,878)	50,398
Net Income (Loss)	$ (17,660)	$ 50,159

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2003 and 2002

	Common Stock			Accumulated Other	Treasury Stock		
	Number of Shares	Issued Amount	Retained Earnings	Comprehensive Income (Loss)	Shares	At Cost	Total Stockholder's Equity
Balance, December 31, 2001	1,046	$ 10,236	$ 172,293	$ 0	250	$ (7,229)	$ 175,300
Net Income	-	-	50,159	-	-	-	50,159
Unrealized loss on securities	-	-	-	(41,000)	-	-	(41,000)
Balance, December 31, 2002	1,046	$ 10,236	$ 222,452	$ (41,000)	250	$ (7,229)	$ 184,459
Net Loss			(17,660)				(17,660)
Unrealized loss on securities				(16,973)			(16,973)
Balance, December 31, 2003	1,046	$ 10,236	$ 204,792	$ (57,973)	250	$ (7,229)	$ 149,826

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Years Ended December 31, 2003 and 2002

		2003		2002
Subordinated liabilities at January 1,	$	134,000	$	122,000
Increases:				
Capitalization of interest on note		12,000		12,000
Decreases:				
Repayment of interest on note		0		0
Subordinated liabilities at December 31,	$	146,000	$	134,000

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (17,660)	$ 50,159
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	4,045	4,994
Interest accrued on subordinated liability	12,000	12,000
(Increase) decrease in investments	15,626	21,694
(Increase) decrease in accounts receivable	303,265	116,496
(Increase) decrease in deferred charges	12,473	(9,182)
(Increase) decrease in cash - deposit	(251)	(49,831)
Increase (decrease) in accounts payable and accrued expenses	37,961	(25,646)
Net Adjustments	385,119	70,525
Net Cash Provided by Operations	367,459	120,684
Cash Flows from Investing Activities:		
Purchase of fixed assets	(2,892)	(7,875)
Net Increase in Cash and Cash Equivalents	364,567	112,809
Cash and cash equivalents - January 1,	430,747	317,938
Cash and cash equivalents - December 31,	$ 795,314	$ 430,747
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 3,056	$ 454
Income taxes paid	$ 456	$ 32,792

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Delta Equity Services Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered Broker and Dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered representatives. The Company offers services in stocks, bonds, and mutual funds to retail clients. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the National Association of Securities Dealers, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Concentration of Credit Risk
The Company maintains a cash balance at a Bolton, MA bank, and at December 31, 2003, that balance was $105,474. The balance was fully insured up to $100,000 by the Federal Deposit Insurance Corporation.

Management Fees
The Company pays monthly management fees to Andover Capital Corporation, a related corporation wholly-owned by Raymond L. Grenier, the president and sole shareholder of the Company, under a management contract (See Related Party Transactions, Note 9). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by Andover Capital Corporation in connection with the Company's broker and dealer business, shall include 100% of the Company's first $50,000 in pre-tax profits, 50% of its pre-tax profits below $200,000, and 25% of any pre-tax profits over $200,000.

Note 1. Summary of Significant Accounting Policies - continued

Allowance for Doubtful Accounts
A valuation allowance for potential bad debts was not considered necessary at December 31, 2003 or at December 31, 2002.

Income Taxes
In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," the Company computes its future income tax payments, using current tax rates, on temporary differences resulting from the different periods in which events are recognized in the financial statements and in the income tax returns. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when tax rates or other provisions of the income tax laws change. The Company provides for income taxes based upon pre-tax earnings at applicable Federal and state corporate income tax rates. Thus, current income taxes are provided for on taxable income. There were not any significant differences in the timing of recognition of transactions for financial and income tax reporting purposes for the years ended December 31, 2003 and 2002.

Depreciation
Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2003, and at December 31, 2002, were comprised entirely of computer and office equipment with estimated useful lives of three years (See Fixed Assets, Note 5).

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Cash - Deposit

This account represents security deposits required by clearing brokerage firms. Interest earned on such deposits can be drawn upon by the Company.

Note 3. Receivables from Clearing Brokers

The balance shown as receivables from clearing brokers comprises amounts due for commissions and fees earned for services related to the trading of customer securities. During 2003, the Company changed its clearing brokerage relationship from BNY Clearing Services, LLC (BNY) to Pershing, LLC (Pershing). BNY settled commissions due to the Company on a monthly basis, while Pershing now settles commissions on a daily basis. The entire $335,000 balance at December 31, 2002 was due from BNY. The $32,000 accounts receivable balance as of December 31, 2003 represents money market fund rebates due from Pershing.

Note 4. Receivables from Others

These amounts are comprised of balances due from mutual fund transactions and from registered representatives as follows:

	2003	2002
Mutual fund commissions	$ -0-	$ 11,625
Registered representatives	21,581	17,970
	$ 21,581	$ 29,595

Note 5. Fixed Assets

The Company's fixed assets consisted of:

	2003	2002
Computer and office equipment	$ 20,711	$ 17,819
Less accumulated depreciation	(14,611)	(10,566)
Fixed assets, net	$ 6,100	$ 7,253

Note 6. Other Investments

At December 31, 2003, the Company's other investments were comprised of equity securities classified as available for sale. Marketable securities considered available for sale are recorded in the financial statements at fair market value, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the balance sheet. These securities were made available to the Company in a private placement offering made by National Association of Securities Dealers, Inc. to its member firms. The warrants to purchase shares of stock are exercisable at various dates beginning on June 28, 2002. These securities are not readily tradable.

At December 31, 2003 and 2002, these holdings consisted of the following:

	2003	2002
300 warrants to purchase common stock of The NASDAQ Stock Market, Inc., purchased in April 2000, at cost	$ 3,300	$3,300
4,200 additional warrants, purchased in December 2000, at cost	58,800	58,800
5,000 shares of common stock of The NASDAQ Stock Market, Inc. purchased in December 2000, at cost	65,000	65,000
	127,100	127,100
Expiration of warrants	- 15,525	-0-
Unrealized loss on securities	- 57,973	- 41,000
Fair Market Value of Other Investments	$ 53,602	$ 86,100

Note 7. Liabilities Subordinated To Claims of General Creditors

The borrowings under subordination agreements are as follows:

Subordination Loan Agreement between Raymond L. Grenier and the Company, dated December 26, 1995, payable with interest, at an interest rate of 17.2% per annum, on December 31, 2004.	$ 146,000

The above subordinated borrowing is covered by an agreement approved by The National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2003 and 2002, had net capital of $216,911 and $174,695, respectively, which was $168,094 and $128,409, respectively, in excess of its required net capital. At these levels of net capital, the Company's broker dealer activities are limited to introducing customer transactions to buy or sell securities cleared through other broker dealers.

Note 9. Related Party Transactions

The Company incurred approximately $66,000 and $71,000 in commission expenses during 2003 and 2002, respectively, to Raymond L. Grenier (a related party).

Note 9. Related Party Transactions - continued

In addition, the Company shares facilities, equipment, and operational resources with Andover Capital Corporation, a related entity wholly owned by Raymond L. Grenier. Supervisory and overhead costs incurred under this arrangement totaled approximately $1,022,000 and $1,340,000 for the years ended December 31, 2003 and 2002, respectively.

The Company leases office space at 579 Main Street, Bolton, MA, from 579 Main Street Realty Trust, a trust in which a related party has a beneficial interest. The property is, under an operating lease, the main headquarters of the Company.

Monthly rentals of the 579 Main Street property, beginning June 1998, are $8,500. Rent expense, for each of the years ended December 31, 2003 and 2002, was $102,000.

Note 10. Contingent Liabilities

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin accounts in customers' accounts averaged approximately $7,159,000 at December 31, 2003.

Note 11. Income Taxes

The components of income tax expense, for the years ended December 31, 2003 and 2002, are as follows:

	2003	2002
Federal	$ (12,790)	$ 35,229
State	912	15,169
Total income taxes	$ (11,878)	$ 50,398

As of December 31, 2003, the Company has a net operating loss carryback of $39,683 for federal income tax purposes available to offset prior year's income. This carryback was used in its entirety to offset Federal taxable income from the year ended December 31, 2001.

Note 12. Economic Dependency

As part of an agreement with Pershing, LLC, the Company introduces all of its accounts through Pershing, LLC. Thus, the Company currently clears all its customers' general securities transactions through Pershing, LLC.

Note 13. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2003) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 14. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 15. Business Concentrations

The Company has approximately 50 registered representative affiliations. Six of those registered representatives were responsible for approximately 63% and 59% of the Company's commission volume during the years ended December 31, 2003 and 2002, respectively.

Note 16. Regulatory Actions

The Company reached a settlement agreement in February 2002 with the United States Securities and Exchange Commission in which the Company paid a $45,000 civil monetary penalty, in connection with the "selling away" of unregistered securities by former registered representatives in Ohio and Maryland in 1996 and 1997.

DELTA EQUITY SERVICES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

COMPUTATION OF NET CAPITAL

Stockholder's Equity		$ 149,826
Less: Non-allowable assets:		
Unsecured accounts receivable	$ 29,242	
Other investments	6,352	
Fixed assets, net	6,100	
Deferred charges	11,274	
		(52,968)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		146,000
Tentative net capital		242,858
Less: Haircuts on Securities		(25,947)
Net Capital		$ 216,911

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 250,390
Commissions payable	476,209
Commissions - related party	5,657
Total Aggregate Indebtedness	$ 732,256

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 48,817
Excess Net Capital	$ 168,094
Ratio: Aggregate indebtedness to net capital	3.38

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes and independent auditors' report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 216,911
Net audit adjustments	0
Net Capital per above	$ 216,911

See accompanying notes
and independent auditors' report.

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of DELTA EQUITY SERVICES CORPORATION for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 12, 2004